NSAR ITEM 77C


Van Kampen American Capital Pennsylvania Quality Municipal Trust (VPQ)


(a)  A Special Meeting of Shareholders was held on October 23, 1996.

(b) The election of Trustees of Van Kampen American Capital Pennsylvania Quality Municipal Trust (the "Fund") included:

     None

(c)  The following were voted on at the meeting:

     (1) Approval of New Investment Advisory Agreement in the event of a change of control of the Adviser.

               For   6,280,966               Against   145,635


     (2) Approval of changes to Fundamental Investment Policies with respect to investments in other investment companies.

               For   4,042,621               Against   208,250